Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

May 19, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Aquila Municipal Trust
Post-Effective Amendment No. 42 to Registration Statement on Form N-1A
(File Nos. 33-1857 and 811-4503)

Ladies and Gentlemen:

On behalf of Aquila Municipal Trust, a Massachusetts business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 42 to the registration statement on Form N-1A for the Registrant (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to Aquila Tax-Free Trust of Arizona (the “Fund”), a series of the Registrant.

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act to reflect changes to the Fund’s fundamental investment policies, as approved by the Fund’s shareholders, and certain other updates to the Registration Statement.  The Amendment is to be effective on July 25, 2014.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz